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January 12, 2024

Division of Corporation Finance Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BAIYU Holdings, Inc. (formerly “TD Holdings, Inc.”) Registration Statement on Form S-3 Filed August 3, 2023 SEC File No.: 333-273676

Dear Sir/Madam,

On behalf of BAIYU Holdings, Inc. (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form S-3 (File No. 333-273676) filed on August 3, 2023 (the “Form S-3”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Form S-3 Amendment No.1 (the “Form S-3 Amendment”) filed concurrently with the submission of this letter. The Form S-3 Amendment contains the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Form S-3 Amendment indicating changes made since the last submission is being provided separately to the Staff together with this letter. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Form S-3 Amendment.

Registration Statement on Form S-3 filed August 3, 2023

Cover Page

1.	Please disclose prominently on the prospectus cover page, as you do on page 2, that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has made relevant revisions on the cover page.

2.	We refer you to comment 1 of the letter dated July 10, 2023, regarding your annual report on Form 10-K. Please make corresponding changes to this registration statement.

In response to the Staff’s comment, the Company has made the following corresponding changes: (i) adding definitions for “PRC,” “RMB,” and “U.S. Dollars” in the last paragraph under the “About This Prospectus” section on page 1, (ii) adding disclosure regarding the application of risks to Hong Kong entity within the first paragraph under the “Risk Factors” section on page 12, (iii) adding disclosure entitled “Cyber Security and Data Protection Laws in Hong Kong” on page 10, and (iv) adding a risk factor entitled “Certain Judgments Obtained against Us by Our Shareholders May Not Be Enforceable” on page 23.

3.	We note your disclosure describing how cash is transferred through your organization; however, please also provide a cross-reference to the consolidated financial statements.

The Company acknowledges the Staff’s comment and, in response, has included additional cross-references to its financial statements on pages 4 and 10.

In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

The Company acknowledges the Staff’s comment and, in response, has added relevant disclosure in both the “Summary of Risk Factors” and “Risk Factors” sections on pages 13 and 28, respectively, along with a cross-reference on the cover page.

Our Company, page 2

4.	We refer you to comment 2 of the letter dated July 10, 2023, regarding your annual report on Form 10-K. Please make corresponding changes to this section of your registration statement.

In response to the Staff’s comment, the Company has added corresponding disclosure on the Company’s corporate structure and associated risks under the subheading “Corporate Structure” (beginning on page 3), along with cross-references to related risk factors.

In addition, please update the organizational chart to reflect, if true, that you no longer have a VIE relationship with Shenzhen Tongdow Internet Technology Co., Ltd.

The Company respectfully submits that Shenzhen Tongdow Internet Technology Co., Ltd. is its 65% owned VIE.

The Company terminated its VIE arrangements with respect to Shenzhen Baiyu Jucheng Data Technology Co., Ltd. on June 25, 2020. On the same date, its wholly-owned subsidiary, Shanghai Jianchi Supply Chain Co., Ltd., acquired 100% equity interest in Shenzhen Baiyu Jucheng Data Technology Co., Ltd.

To improve clarity, the Company has updated the relevant disclosure under “Our Company — Our Business — VIE Agreements” on page 6.

5.	As your risk factor section is over 15 pages long, please include a risk factor summary. Refer to Item 105(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and, in response, has included a summary of risk factors beginning on page 12.

In addition, in your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company acknowledges the Staff’s comment and, in response, has added relevant disclosures in the summary of risk factors beginning on page 12.

Applicable Governmental Regulations, page 6

6.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors and that you do not have any additional registration requirements with the CSRC. If true, state as much and explain why such an opinion was not obtained. With regards to the confirmation provided by your legal adviser Tahota Law Firm (Beijing), please clarify, if true, whether you have received an opinion of counsel. If you have not relied upon an opinion of counsel with respect to your conclusions, state as much and explain why such an opinion was not obtained.

The Company hereby respectfully submits that it has relied upon the written opinion of its PRC counsel, Tahota (Beijing) Law Firm regarding the disclosure noted in the Staff’s comment above. The Company will provide a copy of such opinion upon request.

Intracompany Cash Transfer, page 8

7.	We note your disclosure describing how cash is transferred through your organization; however, please also provide a cross-reference to the consolidated financial statements. In addition, please amend your disclosure here to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

Please see the Company’s response to Comment #3.

Risk Factors

Risks related to Doing Business in China

The PRC government has the ability to exert substantial supervision over any offering or listing of securities conducted overseas and/or..., page 19

8.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Company acknowledges the Staff’s comment and, in response, has expanded its risk disclosure over government oversight. Please refer to the risk factor entitled “Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless” beginning on page 24.

General

9.	Regarding the resale transaction by Streeterville Capital, LLC, please register the maximum number of shares that you believe you may issue upon conversion of the convertible portion of the promissory note. You may base the number of a good faith estimate. You cannot register a dollar amount of securities for this transaction. Please refer to Questions 213.02, 228.03 and 228.04 of the Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website.

Streeterville Capital, LLC has indicated to the Company that it no longer wishes to include any convertible from the promissory note in the Form S-3. The Company has removed applicable disclosure from the Form S-3 Amendment.

10.	We note from your annual report on Form 10-K, filed on March 10, 2023, that you entered into a VIE termination agreement on June 25, 2020. However, in this registration statement it appears that you still describe your organization as relying on a VIE based in China. Please clarify the discrepancy between this registration statement and the annual report.

Please see the Company’s response to Comment #4.

11.	We note that one or more of your officers are located in the PRC/Hong Kong. In future filings, please disclose (i) that is the case and identify the relevant individuals, and (ii) include a separate “Enforceability” section and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

The Company acknowledges the Staff’s comment and, in response, has incorporated relevant disclosures. Please refer to “Our Company — Executive Officers and Directors” on page 11 and “Risk Factors —Risks Related to Doing Business in China — Certain judgments obtained against us by our shareholders may not be enforceable” beginning on page 23.

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Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. If you have any questions or wish to discuss any aspect of the Form S-3 Amendment, please contact the undersigned by phone at 347.989.6327 or by e-mail at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li
Yue (Mark) Li